

07008296

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KR SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 PRETTY BROOK ROAD
(No. and Street)

PRINCETON (City) NEW JERSEY (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DALE B. KRIEGER 609-924-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGUIGAN TOMBS & COMPANY, PC CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

2399 HIGHWAY 34 BUILDING D (Address) MANASQUAN (City) NJ (State) 08736 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 4 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DALE B. KRIEGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KR SECURITIES LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARY ANN McCLOUGHAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 2, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



2399 Highway 34 · Bldg. D
Manasquan, New Jersey 0873(
732-292-1800 · Fax 732-292-93

383 Fifth Avenue · 6th Floor
New York, New York 10016
212-683-1680 · Fax 212-683-16

www.mcguiganco.com

INDEPENDENT AUDITORS' REPORT

To the Member of
KR Securities, LLC

We have audited the accompanying statements of financial condition of KR Securities, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KR Securities, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 14, 2007
Wall, New Jersey

KR SECURITIES, LLC

Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 147,446
Receivable from brokers and dealers	1,632
Investment securities	61,580
Total assets	$ 210,658

MEMBER'S EQUITY

Member's equity	$ 210,658
Total member's equity	$ 210,658

See accompanying notes to financial statements

KR SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2006

Revenues	
Principal transactions	$ 731,613
Distribution service fee	18,390
Commissions	16,001
Interest income	1,875
Unrealized (loss) on investments	(15,220)
Total revenues	752,659
Expenses	
Administrative services	630,000
Clearance and commission fees	23,501
Dues and subscriptions	9,292
Insurance expense	2,099
Other operating expense	200
Total expenses	665,092
Net income	$ 87,567

See accompanying notes to financial statements

KR SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

		Total
Member's equity, beginning of year	$	123,091
Net income		87,567
Member's equity, end of year	$	210,658

See accompanying notes to financial statements

KR SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows provided from operating activities	
Net income	$ 87,567
Adjustments to reconcile net income to net cash provided/(used) by operating activities	
Receivable from brokers and dealers	24,288
Investment securities	(61,580)
Net cash provided in operating activities	50,275
Net increase in cash and cash equivalents	50,275
Cash and cash equivalents as of beginning of year	97,171
Cash and cash equivalents as of end of year	$ 147,446

See accompanying notes to financial statements

Note 1 - Summary of significant accounting policies

Organization

KR Securities, LLC (the "Company") is a single-member Delaware limited liability company. The Company is a wholly-owned subsidiary of Krieger, Ruderman & Co., LLC (the "Parent" or "Member").

The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company has a clearing agreement with Bear Stearns Securities Corporation ("Bear Stearns") whereby Bear Stearns clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Bear Stearns. Accordingly, customer open transactions are not reflected on the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers. This exposure is reduced by the Company's policy of obtaining and maintaining adequate collateral until open transactions are completed.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Transactions in securities are recorded on the trade date. Securities owned and securities sold, but not yet purchased are recorded at market value on a trade-date basis. Securities sold, but not yet purchased are subject to market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

Investment securties

Investment securities consist of 2,000 shares of NASDAQ Stock Market, Inc. (ndaq) valued at $61,580. Investments generally include securities on a national securities exchange or as reported on the National Assocation of Securities Dealers Automated Quotation ("NASDAQ") System, are valued at their last sales price as of the last business day of the year.

Note 1 - Summary of significant accounting policies (cont'd)

Commissions

Commission revenues and related expenses from customer transactions are recorded on the trade date. When acting as broker or dealer, the Company will be entitled to receive brokerage commissions, mark-ups or mark-downs.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

Income taxes

The Company is a single-member limited liability company. The taxable income or loss of the Company is allocated to and included in the tax returns of the individual members of the Parent. The Company may be subject to state and local taxes in certain jurisdictions in which they operate.

Note 2 - Related party transaction

The expenses associated with management of the Company and certain other administrative expenses are allocated by the Parent to the Company pursuant to an expense allocation agreement. Accordingly, the results of operations are not necessarily indicative of those results had the Company been a stand-alone entity. For the year ended December 31, 2006, the Company was allocated administrative expenses of $630,000 from the Parent.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to minimum net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $143,243, which was $138,243 in excess of its required net capital of $5,000.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

Note 4 - Profit sharing plan

The Company has a nonqualified employee profit sharing plan, which provides for contributions at the discretion of management. Employees become vested over a six-year period. The Company did not make any contributions for the year ended December 31, 2006.

SUPPLEMENTARY INFORMATION

KR Securities, LLC

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net capital	
Member's equity	$ 210,658
Deductions and/or charges	
Nonallowable assets	
Investment securities	61,580
Other deductions	5,000
Net capital before haircuts on securities positions	144,078
Haircuts on securities positions	835
Net capital	$ 143,243
Aggregated indebtedness	$ 0
Aggregate indebtedness to net capital ratio	0 to 1
Computation of basic net capital requirement	
Minimum net capital required (greater of 6-2/3% of aggregate Indebtedness or $5,000)	5,000
Net capital in excess of requirement	$ 138,243

Note

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.


mcguigan tombs & company PC
certified public accountants

2399 Highway 34 · Bldg. D
Manasquan, New Jersey 0873€
732-292-1800 · Fax 732-292-93

383 Fifth Avenue · 6th Floor
New York, New York 10016
212-683-1680 · Fax 212-683-16

www.mcguiganco.com

February 14, 2007

The Board of Directors
KR Securities, LLC
600 Pretty Brook Road
Princeton, New Jersey 08540

Gentlemen:

We have audited the financial statements of KR Securities, LLC ("the Company") for the year ended December 31, 2006 and have issued our report thereon dated February 14, 2007. In planning and performing our audit of the financial statements of KR Securities, LLC., we considered its internal control structure (which includes the procedures for safeguarding securities) in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. We have not considered the internal control structure since the date of our report. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of



Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The management of KR Securities, LLC is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors and management of KR Securities, LLC., the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission, and should not be used for any other purpose.

Very truly yours,

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants


END


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